UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  ------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 1)*


                                    DVL, Inc.
                                    ---------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    233347103
                                    ---------
                                 (CUSIP Number)

                             Howard S. Jacobs, Esq.
                              Rosenman & Colin LLP
                               575 Madison Avenue
                            New York, New York 10022
                                  212-940-8800
                                  ------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  July 30, 1999
                                  -------------
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(e), 13d-1(f) or 13d-1(g), check the following box |_|.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                              (Page 1 of 14 Pages)

CUSIP No. 233347103               SCHEDULE 13D                Page 2 of 14 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Lawrence J. Cohen
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      PF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        2,597,124
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            0
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               1,390,153
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        1,453,819
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,843,972
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      14.8%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 233347103               SCHEDULE 13D                Page 3 of 14 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Milton Neustadter
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      PF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        531,210
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            0
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               284,362
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        1,453,819
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,738,181
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      9.5%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 233347103               SCHEDULE 13D                Page 4 of 14 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Jay Chazanoff
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      PF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        1,642,017
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            0
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               880,138
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        1,936,464
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,816,602
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      14.6%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 233347103               SCHEDULE 13D                Page 5 of 14 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Ron Jacobs
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      PF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        1,266,341
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            0
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               679,048
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        1,936,465
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,615,513
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      13.7%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 233347103               SCHEDULE 13D                Page 6 of 14 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Stephen Simms
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      PF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        1,266,341
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            0
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               679,048
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        1,936,465
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,615,513
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      13.7%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 233347103               SCHEDULE 13D                Page 7 of 14 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Keith B. Stein
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      PF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        894,204
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            0
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               480,448
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        3,028,342
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,508,790
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      17.5%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 8 of 14 Pages

            This Amendment No. 1 (this "Amendment") amends the Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on December 20, 1996 (the "Schedule 13D") by Lawrence J. Cohen, Milton Neustadter, Jay Chazanoff, Ron Jacobs and Stephen Simms, relating to the common stock, par value $.01 per share (the "Common Stock"), of DVL, Inc., a Delaware corporation (the "Issuer"). Capitalized terms used and not defined herein shall have the meanings attributed to them in the Schedule 13D.

Item 1 Security and Issuer

            The information set forth in Item 1 of the Schedule 13D is hereby amended and supplemented by the following information.

            The Issuer's principal executive offices are located at 70 East 55th Street, New York, New York 10022.

Item 2 Identity and Background

            The information set forth in Item 2 of the Schedule 13D is hereby amended and supplemented by the following information to the respective paragraphs thereof.

      (a) Mr. Lawrence J. Cohen, Mr. Milton Neustadter, Mr. Jay Chazanoff, Mr. Ron Jacobs, Mr. Stephen Simms and Mr. Keith B. Stein are the persons filing this Amendment.

      (b) The business address for each of Messrs. Cohen, Stein, Neustadter, Chazanoff, Jacobs and Simms is 70 East 55th Street, New York, New York 10022.

      (c) Mr. Stein is currently Chairman and Chief Executive Officer of National Auto Finance Company, Inc., a specialty automobile finance company. The address of National Auto Finance Company, Inc. is 10302 Deerwood Park Blvd., Suite 100, Jacksonville, FL 32256.

      (d) During the last five years, Mr. Stein has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) During the last five years, Mr. Stein has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction subjecting him to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law of finding any violation with respect to such laws.

                                                              Page 9 of 14 Pages

      (f) Mr. Stein is a United States citizen.

Item 5 Interest in Securities of the Issuer

            The information set forth in Item 5 of the Schedule 13D is hereby amended and supplemented by the following information to the respective paragraphs thereof.

      (a) The aggregate number of shares of Common Stock beneficially owned by Mr. Cohen as of the date of this Amendment is 2,843,972 shares, or 14.8% of the outstanding Common Stock.

      The aggregate number of shares of Common Stock beneficially owned by Mr. Neustadter as of the date of this Amendment is 1,738,181 shares, or 9.5% of the outstanding Common Stock.

      The aggregate number of shares of Common Stock beneficially owned by Mr. Chazanoff as of the date of this Amendment is 2,816,602 shares, or 14.6% of the outstanding Common Stock.

      The aggregate number of shares of Common Stock beneficially owned by Mr. Jacobs as of the date of this Amendment is 2,615,513 shares, or 13.7% of the outstanding Common Stock.

      The aggregate number of shares of Common Stock beneficially owned by Mr. Simms as of the date of this Amendment is 2,615,513 shares, or 13.7% of the outstanding Common Stock.

      The aggregate number of shares of Common Stock beneficially owned by Mr. Stein as of the date of this Amendment is 3,508,790 shares, or 17.5% of the outstanding Common Stock.

      (b) As of the date of this Amendment, Mr. Cohen possesses: (i) the sole power to vote 2,597,124 shares of Common Stock, which includes 2,409,124 shares of Common Stock issuable upon exercise of Warrants (as defined below); (ii) shared power to vote 0 shares of Common Stock; (iii) the sole power to dispose of 1,390,153 shares of Common Stock, which includes 1,202,153 shares of Common Stock issuable upon exercise of Warrants; and (iv) shared power with the other member of the Pembroke Group (as defined below) to dispose of 1,453,819 shares of Common Stock, which includes 1,206,971 shares of Common Stock issuable upon the exercise of Warrants held by Mr. Cohen and 246,848 shares of Common Stock issuable upon exercise of Warrants held by the other member of the Pembroke Group. Mr. Cohen explicitly disclaims beneficial ownership of all of the shares of Common Stock and Warrants (and shares of Common Stock issuable upon exercise of Warrants) held by the other member of the Pembroke Group.

      As of the date of this Amendment, Mr. Neustadter possesses: (i) the sole power to vote 531,210 shares of Common Stock, which includes 492,710 shares of Common Stock issuable upon exercise of Warrants; (ii) shared power to vote 0 shares of Common Stock; (iii) the sole power to dispose of 284,362 shares of Common Stock, which includes 245,862 shares of Common Stock issuable upon exercise of Warrants; and (iv) shared power with the other member of the Pembroke Group to dispose of 1,453,819 shares of Common Stock, which includes 246,848 shares of Common Stock issuable upon the exercise of Warrants held by Mr. Neustadter and 1,206,971 shares of Common Stock issuable upon exercise of Warrants held by the other members of the Pembroke Group. Mr. Neustadter explicitly disclaims beneficial ownership of all of the shares of Common Stock and Warrants (and shares of Common Stock issuable upon exercise of Warrants) held by the other member of the Pembroke Group.

                                                             Page 10 of 14 Pages

      As of the date of this Amendment, Mr. Chazanoff possesses: (i) the sole power to vote 1,642,017 shares of Common Stock, which includes 1,520,717 shares of Common Stock issuable upon exercise of Warrants; (ii) shared power to vote 0 shares of Common Stock; (iii) the sole power to dispose of 880,138 shares of Common Stock, which includes 758,838 shares of Common Stock issuable upon exercise of Warrants; and (iv) shared power with the other members of the Millennium Group (as defined below) to dispose of 1,936,464 shares of Common Stock, which includes 761,879 shares of Common Stock issuable upon the exercise of Warrants held by Mr. Chazanoff and 1,174,585 shares of Common Stock issuable upon exercise of Warrants held by the other members of the Millennium Group. Mr. Chazanoff explicitly disclaims beneficial ownership of all of the shares of Common Stock and Warrants (and shares of Common Stock issuable upon exercise of Warrants) held by the other members of the Millennium Group.

      As of the date of this Amendment, Mr. Jacobs possesses: (i) the sole power to vote 1,266,341 shares of Common Stock, which includes 1,172,241 shares of Common Stock issuable upon exercise of Warrants; (ii) shared power to vote 0 shares of Common Stock; (iii) the sole power to dispose of 679,048 shares of Common Stock, which includes 584,948 shares of Common Stock issuable upon exercise of Warrants; and (iv) shared power with the other members of the Millennium Group to dispose of 1,936,465 shares of Common Stock, which includes 587,293 shares of Common Stock issuable upon exercise of Warrants held by Mr. Jacobs and 1,349,172 shares of Common Stock issuable upon exercise of Warrants held by the other members of the Millennium Group. Mr. Jacobs explicitly disclaims beneficial ownership of all of the shares of Common Stock and Warrants (and shares of Common Stock issuable upon exercise of Warrants) held by the other members of the Millennium Group.

      As of the date of this Amendment, Mr. Simms possesses: (i) the sole power to vote 1,266,341 shares of Common Stock, which includes 1,172,241 shares of Common Stock issuable upon exercise of Warrants; (ii) shared power to vote 0 shares of Common Stock; (iii) the sole power to dispose of 679,048 shares of Common Stock, which includes 584,948 shares of Common Stock issuable upon exercise of Warrants; and (iv) shared power with the other members of the Millennium Group to dispose of 1,936,465 shares of Common Stock, which includes 597,293 shares of Common Stock issuable upon the exercise of Warrants by Mr. Simms and 1,349,172 shares of Common Stock issuable upon the exercise of Warrants by the other members of the Millennium Group. Mr. Simms explicitly disclaims beneficial ownership of all of the shares of Common Stock and Warrants (and shares of Common Stock issuable upon exercise of Warrants) held by the other members of the Millennium Group.

      As of the date of this Amendment, Mr. Stein possesses: (i) the sole power to vote 894,204 shares of Common Stock, which includes 825,861 shares of Common Stock issuable upon exercise of Warrants; (ii) shared power to vote 0 shares of Common Stock; (iii) the sole power to dispose of 480,448 shares of Common Stock, which includes 412,105 shares of Common Stock issuable upon exercise of Warrants; and (iv) shared power with the other members of the Florida Group (as defined below) to dispose of 3,028,342 shares of Common Stock, which includes 413,756 shares of Common Stock issuable upon the exercise of Warrants by Mr. Stein and 2,614,586 shares of Common Stock issuable upon the exercise of Warrants by the other members of the Florida Group. Mr. Stein explicitly disclaims beneficial ownership of all of the shares of Common Stock and Warrants (and shares of Common Stock issuable upon exercise of Warrants) held by the other members of the Florida Group.

                                                             Page 11 of 14 Pages

Item 6 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

            The information set forth in Item 6 of the Schedule 13D is hereby amended and supplemented by the following information to the respective paragraphs thereof.

            In September 1996, the Issuer issued to, or for the benefit of, the members of the Holder Groups (as defined below), warrants (the "Warrants") to purchase such number of shares of Common Stock as, when added to the 1,000,000 shares issued to the members of the Holder Groups contemporaneously with the Warrants, represent rights to acquire up to 49% of the outstanding Common Stock on a fully diluted basis. In accordance with their terms, the Warrants were not exercisable prior to January 1999 and expire after December 31, 2007. Pursuant to a stockholders agreement (the "Agreement") entered into among each of the parties that acquired the Warrants (each a "Holder"), such parties agreed, among other things, that the Warrants may not be exercised until after September 27, 1999.

            Pursuant to the Agreement, the Holders have agreed to certain limitations on the disposition of Common Stock and Warrants owned or held by them, which are described below. The Holders presently have rights of first refusal/first offer with respect to the disposition of shares of Common Stock and Warrants held by other Holders (unless the disposition is made to certain specified affiliates of a Holder). In certain circumstances, a Holder may be required to dispose of his shares of Common Stock and Warrants to other Holders. Subject to the above-mentioned rights of first refusal/first offer and certain other limitations, (i) through September 27, 1999, a Holder may dispose of up to one-half (or more subject to the consent of a majority of the Holders in such Holder's Holder Group) of his shares of Common Stock and (ii) after September 27, 1999, a Holder may dispose of all of his or its shares of Common Stock (excluding shares issuable upon exercise of Warrants). A Holder may not dispose of his Warrants (except to another Holder or certain specified affiliates of a Holder) or convert, exercise or exchange any of such Warrants until after September 27, 1999. After September 27, 1999, subject to the above-mentioned rights of first refusal/first offer and certain other limitations, a Holder may dispose of up to an aggregate of 49.9% (or more, subject to the consent of a majority of the other Holders in such Holder's Holder Group) of his shares of Common Stock issuable upon exercise of his Warrants after giving effect to conversion, exercise or exchange of such warrants. The "Holder Groups" consist of the "Millenium Group", the "Pembroke Group" and the "Florida Group". The members of the Millenium Group are Jay Chazanoff, Ron Jacobs and Stephen Simms. The members of the Pembroke Group are Lawrence J. Cohen and Milton Neustadter. The members of the Florida Group are Stephen L. Gurba, Peter Offermann, Joseph Huston, Jan Sirota, Neal Polan, Michael Zarriello, Adam Frieman, Mark Mahoney, Keith B. Stein, Robert W. Barron and Gary Shapiro (through his holdings in The SIII Associates Limited Partnership and Third Addison Park Corporation).

Item 7 Material to Be Filed as Exhibits

            A joint filing agreement, dated September 24, 1999, by Keith B. Stein is filed as an exhibit to this Amendment and is incorporated herein by this reference.

                                                             Page 12 of 14 Pages

                                    Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


       Date: September 24, 1999                       /s/ Lawrence J. Cohen
                                                      -------------------------
                                                      LAWRENCE J. COHEN


       Date: September 24, 1999                       /s/ Milton Neustadter
                                                      -------------------------
                                                      MILTON NEUSTADTER


       Date: September 24, 1999                       /s/ Jay Chazanoff
                                                      -------------------------
                                                      JAY CHAZANOFF


       Date: September 24, 1999                       /s/ Ron Jacobs
                                                      -------------------------
                                                      RON JACOBS


       Date: September 24, 1999                       /s/ Stephen Simms
                                                      -------------------------
                                                      STEPHEN SIMMS


       Date: September 24, 1999                       /s/ Keith B. Stein
                                                      -------------------------
                                                      KEITH B. STEIN

                                                             Page 13 of 14 Pages

                                  EXIBHIT INDEX

Exhibit Number     Description                                Sequential
                                                              Page Number

      1            Joint Filing Agreement dated September         14
                   24, 1999 by Keith B. Stein